UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WW International, Inc.

(Exact name of registrant as specified in its charter)

Virginia	001-16769
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

675 Avenue of the Americas, 6th Floor, New York, New York	10010
(Address of principal executive offices)	(Zip code)

Michael F. Colosi, General Counsel and Secretary 212-589-2700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of WW International, Inc. (the “Company”) for the reporting period January 1, 2022 to December 31, 2022 is provided as Exhibit 1.01 to this Form SD, and is publicly available on the Company’s website at corporate.ww.com/Investors/financial-investor-information/conflict-materials.

Item 1.02 Exhibit

As specified in Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Resource Extraction Issuer Disclosure

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of WW International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WW INTERNATIONAL, INC.

By:	/s/ Heather Stark	May 25, 2023
Name:	Heather Stark	(Date)
Title:	Chief Financial Officer